                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 5 )
                                             ---

                              BANK PLUS CORPORATION
                              ---------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          -----------------------------
                         (Title and Class of Securities)

                                    064446107
                                  ------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D. C. 20036
                                 (202) 775-8109
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 20, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Page 1 of 38                                      Exhibit Index at page 25


-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    2     OF    38     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Financial Institution Partners, L.P. /  52-1899611
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC   OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                     SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH
REPORTING      --------------------------------------------------------------------------------------------------------------
PERSON WITH                   SHARED VOTING POWER
                   7.
                              881,146 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              881,146 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               881,146 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               4.54%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               PN
-----------------------------------------------------------------------------------------------------------------------------



Page 2 of 38 Pages


-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    3     OF    38     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Hovde Capital, Inc. /  52-1891904
 -----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               AF
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Incorporated: State of Delaware

-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                    SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                     SHARED VOTING POWER
PERSON WITH        7.
                              881,146 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              881,146 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               881,146 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               4.54%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------




Page 3 of 38 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    4     OF    38    PAGES
                                                                                                 --------    --------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Financial Institution Partners II, L.P. / 36-4131559
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC   OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                     SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                     SHARED VOTING POWER
PERSON WITH        7.
                              432,800 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              432,800 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               432,800 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               2.23%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               PN
-----------------------------------------------------------------------------------------------------------------------------





Page 4 of 38 Pages


-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    5     OF    38     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Hovde Capital, L.L.C. / 91-1825712
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               AF
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                   SHARED VOTING POWER
PERSON WITH        7.
                            432,800 SHARES
               --------------------------------------------------------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                   9.
                            432,800 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               432,800 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               2.23%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------





Page 5 of 38 Pages


-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    6     OF    38     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Hancock Park Acquisition, L.P. /  36-4081806
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC   OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                   SHARED VOTING POWER
PERSON WITH        7.
                            651,260 SHARES
               --------------------------------------------------------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                   9.
                            651,260 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               651,260 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               3.35%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               PN
-----------------------------------------------------------------------------------------------------------------------------





Page 6 of 38 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    7     OF    38     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Hancock Park Acquisition, L.L.C. /  36-4068512
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               AF
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Illinois
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                   SHARED VOTING POWER
PERSON WITH        7.
                            651,260 SHARES
               --------------------------------------------------------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                   9.
                            651,260 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               651,260 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               3.35%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------





Page 7 of 38 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    8     OF    38     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Western Acquisition Partners, L.P. /  36-4081807
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC   OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                   SHARED VOTING POWER
PERSON WITH        7.
                            140,000 SHARES
               --------------------------------------------------------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                   9.
                            140,000 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               140,000 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               0.72%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               PN
-----------------------------------------------------------------------------------------------------------------------------





Page 8 of 38 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    9     OF    38     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Western Acquisitions, L.L.C. /  36-4068258
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               AF
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Illinois
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                     SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                     SHARED VOTING POWER
PERSON WITH        7.
                              140,000 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              140,000 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               140,000 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               0.72%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------





Page 9 of 38 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    10    OF    38     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Pacific Financial Investors, Ltd. /  91-1885722
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                     SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                     SHARED VOTING POWER
PERSON WITH        7.
                              608,867 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              608,867 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               608,867 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               3.14%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------





Page 10 of 38 Pages

ITEM 1.  SECURITY AND COMPANY

       The class of security to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of Bank Plus Corporation (the "Company"). The address of the principal executive offices of the Company is 4565 Colorado Boulevard, Los Angeles, CA 90039.

ITEM 2.  IDENTITY AND BACKGROUND

       The persons filing this statement are Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisition, L.P., Western Acquisition Partners, L.P. (the "Limited Partnerships"), Hovde Capital, Inc., Hovde Capital, L.L.C., Hancock Park Acquisition, L.L.C., Western Acquisitions, L.L.C. (the "General Partners"), and Pacific Financial Investors, Ltd., who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner of Financial Institution Partners, L.P. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P. Hancock Park Acquisition, L.L.C., an Illinois limited liability company, is the general partner of Hancock Park Acquisition, L.P. Western Acquisitions, L.L.C., an Illinois limited liability company, is the general partner of Western Acquisition Partners, L.P. Pacific Financial Investors, Ltd. is a Nevada limited liability company formed for the purpose of investing in the equity shares of various financial institutions and to engage in all other lawful purposes.

       Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnerships and the General Partners, as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

       None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

       The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.


Page 11 of 38 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

            The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

            (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

            (b) The Office of Thrift Supervision ("OTS") accepted, by letter dated November 30, 1998, a Rebuttal of Rebuttable Determination of Control Under
Part 574 (the "Rebuttal") filed by the Reporting Persons pursuant to the Acquisition of Control Regulations (12 C.F.R. part 574), to rebut the presumption of control of the Company that will arise when the Reporting Persons, in concert, acquire more than 10% of the voting stock of the Company and, thereby, become one of the Company's two largest shareholders. An affiliate of the Reporting Persons, Pacific Financial Investors, Ltd., rather than Hovde Acquisitions, L.L.C., also filed a Rebuttal on December 4, 1998.

            (c)  None.

            (d)  None.

            (e)  None.

            (f)  None.

            (g)  None.

            (h)  None.

            (i)  None.

            (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

            (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of January 25, 1999, information relating to the aggregate number of Shares of the Company and



Page 12 of 38 Pages
the percentage of the outstanding Shares of the Company as of such date (based upon information provided by the Company, there are 19,419,778 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of their control over each respective Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by each Limited Partnership are made by its respective General Partner acting through its chief executive officer or president. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to those Shares. None of the General Partners, their executive officers, directors or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares owned by the Partnerships.

       (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of January 20, 1999, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

       (d) None.

       (e) Not applicable.

       Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

       None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS


Exhibit A -        Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)

Exhibit B -        [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL TREATMENT]
                   (Incorporated by reference to Amendment No. 3, filed with the
                   Securities and Exchange Commission (the "Commission") on December 4, 1998)]

Exhibit C -        Customer Agreement between NationsBanc Montgomery Securities and Financial
                   Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed  with the Commission on December 4, 1998)

Exhibit D -        Prime Broker Agreement between NationsBanc Montgomery Securities and
                   Financial Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit E -        Partnership Agreement between NationsBanc Montgomery Securities and Financial
                   Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)


Page 13 of 38 Pages


Exhibit F -        Customer Agreement between NationsBanc Montgomery Securities and
                   Financial Institution Partners, L.P. (Incorporated by
                   reference to Amendment No. 3, filed with the Commission
                   on December 4, 1998)

Exhibit G -        Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit H -        Partnership Agreement between NationsBanc Montgomery Securities and
                   Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit I -        Customer Agreement between NationsBanc Montgomery Securities and
                   Hancock Park Acquisition, L.P. (Incorporated by reference
                   to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit J -        Prime Broker Agreement between NationsBanc Montgomery Securities and
                   Hancock Park Acquisition, L.P. (Incorporated by reference to
                   Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit K -        Partnership Agreement between NationsBanc Montgomery Securities and
                   Hancock Park Acquisition, L.P. (Incorporated by reference to
                   Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit L -        Customer Agreement between NationsBanc Montgomery Securities and
                   Western Acquisition Partners, L.P. (Incorporated by reference to
                   Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit M -        Prime Broker Agreement between NationsBanc Montgomery Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit N -        Partnership Agreement between NationsBanc Montgomery Securities and
                   Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit O -        Customer Agreement between NationsBanc Montgomery Securities and
                   Pacific Financial Investors, Ltd.

Exhibit P -        Prime Broker Agreement between NationsBanc Montgomery Securities and
                   Pacific Financial Investors, Ltd.

Exhibit Q -        Limited Liability Company Agreement between NationsBanc Montgomery
                   Securities and Pacific Financial Investors, Ltd.


Page 14 of 38 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                                  FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  HOVDE CAPITAL, INC.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HOVDE CAPITAL, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HANCOCK PARK ACQUISITION, L.P., by its
                                  General Partner, HANCOCK PARK ACQUISITION,
                                  L.L.C..

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member

Page 15 of 38 Pages

                                  HANCOCK PARK ACQUISITION, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member

                                  WESTERN ACQUISITION PARTNERS, L.P., by
                                  its General Partner, WESTERN ACQUISITIONS,
                                  L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  WESTERN ACQUISITIONS, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  PACIFIC FINANCIAL INVESTORS, LTD.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

Dated:         1/25/99
               -------



Page 16 of 38 Pages

                                   SCHEDULE 1

                    INFORMATION RELATING TO REPORTING PERSONS
                    -----------------------------------------

                                                PRINCIPAL BUSINESS AND
                                                ADDRESS OF PRINCIPAL BUSINESS
            NAME                                OR PRINCIPAL OFFICE
            ----                                -----------------------------

Financial Institution Partners, L.P.            Limited partnership formed to make
                                                investments primarily in equity securities
                                                of financial institutions.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Delaware

Hovde Capital, Inc.                             Corporation formed to serve as the
                                                general partner of Financial Institution
                                                Partners, L.P.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Incorporated: State of Delaware

Financial Institution Partners II, L.P.         Limited partnership formed to make investments
                                                primarily in equity securities of financial
                                                institutions and financial services companies.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Delaware

Hovde Capital, L.L.C.                           Limited liability company formed to serve as
                                                the general partner of Financial Institution
                                                Partners II, L.P.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Nevada

Hancock Park Acquisition, L.P.                  Limited partnership formed to make
                                                investments primarily in equity securities of
                                                financial institutions.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Delaware




Page 17 of 38 Pages


Hancock Park Acquisition, L.L.C.                Limited liability company formed to serve as the
                                                general partner of Hancock Park Acquisition, L.P.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized:  State of Illinois

Western Acquisition Partners, L.P.              Limited partnership formed to make
                                                investments primarily in equity securities of
                                                financial institutions.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Delaware

Western Acquisitions, L.L.C.                    Limited liability company formed to serve as
                                                the general partner of Western Acquisition
                                                Partners, L.P.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized:  State of Illinois

Pacific Financial  Investors, Ltd.              Limited liability company formed to make investments
                                                primarily in equity securities of
                                                financial institutions and to engage in all other lawful purposes.
                                                1824 Jefferson Place, N.W.
                                                Washington, D.C. 20036
                                                Organized:  State of Nevada




Page 18 of 38 Pages

INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS

NAME                                   PRINCIPAL OCCUPATION
ADDRESS                                BUSINESS ADDRESS                                      CITIZENSHIP
-------                                --------------------                                  -----------


Steven D. Hovde(1)                     Investment banker                                     U.S.
1629 Colonial Parkway                  Hovde Financial, Inc.
Inverness, Illinois 60067              1629 Colonial Parkway
                                       Inverness, Illinois 60067
                                       Investment banking firm

Eric D. Hovde(2)                       Investment banker                                     U.S.
1826 Jefferson Place, NW               Hovde Financial, Inc.
Washington, D.C. 20036                 1826 Jefferson Place, NW
                                       Washington, D.C. 20036
                                       Investment banking firm

Braddock J. LaGrua(3)                  Investment banker                                     U.S.
1826 Jefferson Place, NW               Hovde Financial, Inc.
Washington, D.C. 20036                 1826 Jefferson Place, NW
                                       Washington, D.C. 20036
                                       Investment banking firm

Gregory A. Mitchell(4)                 Investment banker                                     U.S.
1801 Oakland Blvd., Suite 259          Hovde Financial, Inc.
Walnut, CA 94596                       1801 Oakland Blvd.
                                       Suite 250
                                       Walnut, CA 94596


--------

(1) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, CEO of Hovde Capital, Inc.; President, Treasurer of Hovde Capital, L.L.C.; Executive VP, Treasurer of Hancock Park Acquisition, L.L.C.; Executive VP, Treasurer of Western Acquisitions, L.L.C.

(2) Eric D. Hovde is affiliated with the following Reporting Persons: President of Hovde Capital, Inc.; Chairman and CEO of Hovde Capital, L.L.C.; President and Assistant Treasurer of Hancock Park Acquisition, L.L.C.; President and Assistant Treasurer of Western Acquisitions, L.L.C.

(3) Braddock J. LaGrua is affiliated with the following Reporting Persons:
Executive VP, Treasurer of Hovde Capital, Inc.

(4) Gregory A. Mitchell is affiliated with the following Reporting Persons: VP of Hovde Capital, L.L.C.; Senior VP of Hancock Park Acquisition, L.L.C.





Page 19 of 38 Pages

                                   SCHEDULE 2

            The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                                            AMOUNT
                                                            ORIGINALLY
                        TOTAL                               FINANCED/                           SOURCE OF
NAME                    CONSIDERATION                       CURRENT BALANCE                     FUNDS
----------------------------------------------------------------------------------------------------------------
Financial               $4,380,490.59                       $2,643,626,.07/                     Working Capital/
Institution                                                 $1,736,864.52                       Line of Credit*
Partners, L.P.

Hovde Capital,          $4,380,490.59                       $2,643,626,.07/                     Working Capital/
Inc.                                                        $1,736,864.52                       Line of Credit of
                                                                                                Affiliate*

Financial               $2,317,340.75                       $1,302,808.97/                      Working Capital/
Institution                                                 $1,014,531.78                       Line of Credit**
Partners II, L.P.

Hovde Capital,          $2,317,340.75                       $1,302,808.97/                      Working Capital/
L.L.C.                                                      $1,014,531.78                       Line of Credit of
                                                                                                Affiliate**

Hancock Park            $3,514,566.31                       $1,953,747.41/                      Working Capital/
Acquisition, L.P.                                           $1,560,818.90                       Line of Credit***

Hancock Park            $3,514,566.31                       $1,953,747.41/                      Working Capital/
Acquisition, L.L.C.                                         $1,560,818.90                       Line of Credit of
                                                                                                Affiliate***

Western                 $1,551,875.00                       $775,937.50/                        Working Capital/
Acquisition                                                 $775,937.50                         Line of Credit****
Partners, L.P.

Western                 $1,551,875.00                       $775,937.50/                        Working Capital/
Acquisitions, L.L.C.                                        $775,937.50                         Line of Credit of
                                                                                                Affiliate****

Pacific Financial       $2,537,956.65                       $1,826,567.40/                      Working Capital/
Investors, Ltd.                                             $711,389.25                         Line of Credit*****

--------------------------------------------------------------------------------

*$1,736,864.52 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

**$1,014,531.78 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

***$1,560,818.90 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

****$775,937.50 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

*****$711,389.25 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.




Page 20 of 38 Pages

                                   SCHEDULE 3

            The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                                                                APPROXIMATE
NAME                                            NUMBER OF SHARES                                PERCENTAGE
----                                            ----------------                                ----------
Financial Institution                           881,146                                         4.54%
Partners, L.P.

Hovde Capital, Inc.                             881,146                                         4.54%

Financial Institution                           432,800                                         2.23%
Partners II, L.P.

Hovde Capital, L.L.C.                           432,800                                         2.23%

Hancock Park                                    651,260                                         3.35%
Acquisition, L.P.

Hancock Park                                    651,260                                         3.35%
Acquisition, L.L.C.

Western Acquisition                             140,000                                         0.72%
Partners, L.P.

Western Acquisitions,                           140,000                                         0.72%
L.L.C.

Pacific Financial                               608,867                                         3.14%
Investors, Ltd.

------------------------------------------------------------------------------------------------------
Aggregate Shares Held by                        2,714,073                                       13.98%
Reporting Persons




Page 21 of 38 Pages

                                   SCHEDULE 4

Description of Transactions in Shares Effected within 60 Days

The Reporting Persons effected the following transactions in the Shares within sixty (60) days of January 20, 1999:

-----------------------------------------------------------------------------------------------------------------------------
                        Transaction        Number of           Transaction         Transaction        Broker
                        Date               Shares              Price               Type
-----------------------------------------------------------------------------------------------------------------------------
Financial Institution
Partners, L.P.          12/31/98           190,000             $3.974              Sell               N/A*
                      -------------------------------------------------------------------------------------------------------
                        12/18/98           700                 $4.0625             Sell               Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/18/98           1,000               $4.125              Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/18/98           29,500              $4.125              Buy                Jeffries & Co.
                      -------------------------------------------------------------------------------------------------------
                        12/17/98           100                 $4.0625             Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/16/98           82,700              $4.0345             Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/16/98           28,000              $4.03125            Buy                Jeffries & Co.
                      -------------------------------------------------------------------------------------------------------
                        12/16/98           10,000              $4.00               Buy                Montgomery Securities
                      -------------------------------------------------------------------------------------------------------
                        12/14/98           946                 $4.00               Buy                Montgomery Securities
                      -------------------------------------------------------------------------------------------------------
                        12/14/98           2,500               $4.00               Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/11/98           25,000              $4.00               Buy                Mongtomery Securities
                      -------------------------------------------------------------------------------------------------------
                        12/11/98           1,200               $4.00               Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/10/98           100,000             $4.00               Buy                Montgomery Securities
                      -------------------------------------------------------------------------------------------------------
                        12/10/98           6,100               $4.00               Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/9/98            54,600              $3.9943             Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/9/98            55,600              $3.9867             Buy                Jeffries & Co.
                      -------------------------------------------------------------------------------------------------------
                        12/8/98            93,600              $4.0005             Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/7/98            95,900              $3.9939             Buy                Bloomberg Tradebook
-----------------------------------------------------------------------------------------------------------------------------





Page 22 of 38 Pages

-----------------------------------------------------------------------------------------------------------------------------
                        12/4/98            100,000             $3.9976             Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/3/98            21,800              $3.9738             Buy                Bloomberg Tradebook
                      -------------------------------------------------------------------------------------------------------
                        12/2/98            33,300              $3.9880             Buy                Bloomberg Tradebook
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
                        Transaction        Number of           Transaction         Transaction        Broker
                        Date               Shares              Price               Type
-----------------------------------------------------------------------------------------------------------------------------
Financial Institution
Partners II, L.P.       12/31/98           2,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           2,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           4,500               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           10,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           10,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           15,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           25,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           30,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           50,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           202,667             4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        11/24/98           186,000             $4.50               Buy                Montgomery Securities
                      -------------------------------------------------------------------------------------------------------
                        11/24/98           110,000             $4.4943             Buy                A.T. Watley
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
                        Transaction        Number of           Transaction         Transaction        Broker
                        Date               Shares              Price               Type
-----------------------------------------------------------------------------------------------------------------------------
Hancock Park
Acquisition, L.P.       11/24/98           1,696               $4.50               Sell               Montgomery Securities
                      -------------------------------------------------------------------------------------------------------
                        11/24/98           3,110               $4.50               Sell               Montgomery Securities
                      -------------------------------------------------------------------------------------------------------
                        11/24/98           3,194               $4.50               Sell               Montgomery Securities
                      -------------------------------------------------------------------------------------------------------
                        11/24/98           178,000             $4.50               Sell               Montgomery Securities
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
                        Transaction        Number of           Transaction         Transaction        Broker
                        Date               Shares              Price               Type
-----------------------------------------------------------------------------------------------------------------------------
Pacific Financial
Investors, Ltd.         1/20/99            8,000               $4.3125             Buy                Jeffries & Co.
                      -------------------------------------------------------------------------------------------------------
                        1/19/99            19,000              $4.3125             Buy                Jeffries & Co.
-----------------------------------------------------------------------------------------------------------------------------





Page 23 of 38 Pages

-----------------------------------------------------------------------------------------------------------------------------
                        1/15/99            15,700              $4.3125             Buy                Jeffries & Co.
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           190,000             $3.974              Buy                N/A*
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           376,167             $4.25               Buy                N/A**
-----------------------------------------------------------------------------------------------------------------------------



* The December 31, 1998 transaction constituted a transfer of the Shares from Financial Institution Partners, L.P. to Pacific Financial Investors, Ltd.

** The December 31, 1998 transaction constituted a transfer of the Shares from Financial Institution Partners II, L.P. to Pacific Financial Investors, Ltd.




Page 24 of 38 Pages

                                  EXHIBIT INDEX

                                                                                                Page

Exhibit A               Consent Agreement to 17 C.F.R. Section 13d-1(f)(1)                      27

Exhibit B               [OMITTED - - FILED PURSUANT TO REQUEST FOR
                        CONFIDENTIAL TREATMENT] (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on December
                        4, 1998)](5)

Exhibit C -             Customer Agreement between NationsBanc Montgomery
                        Securities and Financial Institution Partners II, L.P.
                        (Incorporated by reference to Amendment No. 3, filed
                        with the Commission on December 4, 1998)

Exhibit D -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners II, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit E -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners II, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit F -             Customer Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit G -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit H -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

-------------
(5) Portions of Exhibit 5 have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.
Page 25 of 38 Pages

Exhibit I -             Customer Agreement between NationsBanc
                        Montgomery Securities and Hancock Park
                        Acquisition, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit J -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Hancock Park
                        Acquisition, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit K -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Hancock Park
                        Acquisition, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit L -             Customer Agreement between NationsBanc
                        Montgomery Securities and Western Acquisition
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit M -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Western Acquisition
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit N -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Western Acquisition
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit O -             Customer Agreement between NationsBanc                                  29
                        Montgomery Securities and Pacific Financial
                        Investors, Ltd.

Exhibit P -             Prime Broker Agreement between NationsBanc                              33
                        Montgomery Securities and Pacific Financial
                        Investors, Ltd.

Exhibit Q -             Partnership Agreement between NationsBanc                               37
                        Montgomery Securities and Pacific Financial
                        Investors, Ltd.




Page 26 of 38 Pages

                                                                    EXHIBIT A

           Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)

            Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                                  FINANCIAL INSTITUTION PARTNERS, L.P., by its
                                  General Partner, HOVDE CAPITAL, INC.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  HOVDE CAPITAL, INC.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                                  By:     /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HOVDE CAPITAL, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HANCOCK PARK ACQUISITION, L.P., by its
                                  General Partner, HANCOCK PARK ACQUISITION,
                                  L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member

                                  HANCOCK PARK ACQUISITION, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member

Page 27 of 38 Pages

                                  WESTERN ACQUISITION PARTNERS, L.P., by its
                                  General Partner, WESTERN ACQUISITIONS, L.L.C..

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  WESTERN ACQUISITIONS, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  PACIFIC FINANCIAL INVESTORS, LTD.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member





Page 28 of 38 Pages

                                                                       EXHIBIT O

                               CUSTOMER AGREEMENT

    This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2. SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3. DEPOSITS ON CASH TRANSACTIONS. If at any time NationsBanc Montgomery Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4. BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5. FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6. RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7. TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.


Page 29 of 38 Pages

8. SELL ORDERS. It is understood and agreed that you will designate any sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9. AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11. CREDIT REPORT. NationsBanc Montgomery Securities LLC may, in its discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12. CLEARANCE ACCOUNTS. If NationsBanc Montgomery Securities LLC carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced. NationsBanc Montgomery Securities LLC's failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

14.    ARBITRATION.

-      ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

- THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

- PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

- THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.




Page 30 of 38 Pages

- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111,
ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)   the class certification is denied;
(ii)  the class is decertified; or
(iii) the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17. LIMIT ORDERS. NationsBanc Montgomery Securities LLC reserves the right to not accept from customers limit orders in NASDAQ or over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.




Page 31 of 38 Pages

                                                                     CASH/MARGIN

19. CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

       BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

       THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

       IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. PERSONS SIGNING ON BEHALF OF OTHERS PLEASE INDICATE TITLE OR CAPACITY IN WHICH YOU HAVE SIGNED.

     Pacific Financial Investors, Ltd.
     By:  Richard J. Perry, Jr.
-------------------------------------
       (TYPED OR PRINTED NAME)

      /s/ Richard J. Perry, Jr.
-------------------------------------
              (SIGNATURE)

-------------------------------------
              (SIGNATURE)

     1824 Jefferson Place, N.W.
-------------------------------------
           (MAILING ADDRESS)

Washington        DC            20036
-------------------------------------
(CITY)          (STATE)         (ZIP)

                12/30/98
-------------------------------------
                (DATE)

Acct.
No:
   ----------------------------------



Page 32 of 38 Pages

                                                                       EXHIBIT P

NationsBanc Montgomery Securities LLC

                             PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), NationsBanc Montgomery Securities LLC ("NMS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which NMS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to NMS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney-in-fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold NMS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to NMS that it desires to do so and confirm with NMS that a prime brokerage agreement has been executed between NMS and such Executing Broker. Upon execution of a prime brokerage agreement between NMS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify NMS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.




Page 33 of 38 Pages

5. On the next business day following trade date, NMS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to NMS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to NMS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by NMS and any commission charged by Executing Broker.

6. NMS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between NMS and Executing Broker, NMS disaffirms all unsettled transactions of Customer that NMS determines to disaffirm in good faith and in accordance with reasonable commercial standards. NMS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. NMS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore, in the event net equity in Customer's account with NMS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, NMS shall notify each Executing Broker, by the same day's close of business, that NMS is no longer acting as Prime Broker for Customer. As of the day following such notice, NMS may not accept any prime brokerage transactions commenced on behalf of Customer.




Page 34 of 38 Pages

9. So long as this Agreement is in effect, NMS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between NMS and Customer, and accordingly, appear on NMS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of NMS. Confirmations received by NMS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11. NMS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by NMS.

12. NMS will issue to Customer a statement of account at least on a quarterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13. Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14. In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15. This Agreement may be amended or modified only by NMS upon prior written notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from NMS after the date on which such notice is given.

16. This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to NMS with respect to transactions executed prior to such termination.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.







Page 35 of 38 Pages

18.         (a) ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

            (b) THE PARTIES ARE WAIVING THEIR RIGHTS TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO A JURY TRIAL.

            (c) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

            (d) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL
                FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR SEEK MODIFICATIONS OR RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

            (e) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF
                ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

ANY CONTROVERSY BETWEEN NMS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY
LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.

Pacific Financial Investors, Ltd.
-------------------------------------
CUSTOMER OR INVESTMENT ADVISOR            ACCEPTED AND AGREED TO:
                                          NATIONSBANC MONTGOMERY
                                          SECURITIES LLC AS PRIME BROKER

By:    /s/ Richard J. Perry, Jr.          By:
       -------------------------------        ----------------------------------

Richard J. Perry, Jr., Secretary
--------------------------------------    --------------------------------------
        Print Name and Title                         Print Name and Title

Date:       12/30/98                      Date:
     ---------------------------------         ---------------------------------



Page 36 of 38 Pages

                                                                       EXHIBIT Q

NationsBanc Montgomery Securities LLC

                                                --------------------------------
                                                ACCOUNT NUMBER

                                                --------------------------------
                                                ACCOUNT NAME

                       LIMITED LIABILITY COMPANY AGREEMENT

Gentlemen:

In consideration of your opening and carrying a limited liability company account in the name of Pacific Financial Investors, Ltd.; a duly organized limited liability company (the "LLC") organized under the laws of the state of Nevada of which the undersigned is a duly elected or authorized member of the LLC, the undersigned agrees that each of the following persons, to wit:

Steven D. Hovde
------------------------------               -----------------------------------
Eric D. Hovde
------------------------------               -----------------------------------

are hereby appointed the authorized agents and attorneys-in-fact of the LLC (the "Authorized Agents"), and shall have authority on behalf of the LLC, and for its account and risk, to buy, sell (including short sales), tender, convert, exchange, trade and otherwise deal in, through you as brokers, stocks, bonds, options and any other securities (on margin or otherwise) in accordance with your terms and conditions for the LLC account.

You are authorized to follow the instructions of the Authorized Agents in every respect concerning said account, and to deliver to them on behalf of the LLC account all demands, notices, confirmations, reports, statements of accounts, and communications of every kind; to deliver to them on behalf of the LLC account money, securities and property of every kind, and to follow the orders of said Authorized Agents regarding the same. The Authorized Agents are hereby authorized to execute and deliver on behalf of the LLC account agreements relating to any of the foregoing matters and to terminate or modify same or waive any of the provisions thereof; and generally to deal with you on behalf of the LLC account as fully and completely as if each alone were interested in said accounts, all without notice to the other or others interested in said account.

This Authorization and indemnity is in addition to, and in no way limits or restricts, any rights which you have under any other agreement or agreements between you and the undersigned, or any of them, now existing or hereafter entered into, and is binding on the LLC and its legal representatives, successors and assigns. This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by a written notice, addressed to you and delivered to you at your principal office in San Francisco. No such revocation shall affect any liability arising out of any transaction initiated prior to such revocation. The undersigned, jointly and severally agree to indemnify and hold you harmless from and to pay you promptly on demand any debit balance in said account, including any loss or debit balance resulting from transactions initiated prior to receipt of such revocation.

The undersigned hereby certify that the general and/or limited partners of said Partnership are as follows: *

Name       N/A                         Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
*or attach signature page(s) of partnership




Page 37 of 38 Pages

Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------
Name                                   Occupation
    ------------------------------               -------------------------------

The undersigned further authorizes you, in the event of death or retirement of any of the members of the LLC, to take such proceedings, require such papers, retain such portions or restrict transactions in said account as you may deem advisable to protect you against any liability, penalty or loss under any present or future laws or otherwise. It is further agreed that in the event of the death or retirement of any member of the LLC the remaining members will immediately cause you to be notified of such fact.

This Authorization and indemnity and its enforcement shall be governed by the laws of the State of New York, shall cover individually and collectively all accounts covered by this agreement and authorization which the undersigned may open or reopen with you, and shall inure to the benefit of your present organization, and any successor organization, irrespective of any change or changes of any kind of the personnel thereof for any cause whatsoever, and of the assigns of your present organization or any successor organization.

CUSTOMER CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS): each of the undersigned has signed the enclosed Customer's Agreement and Customer's Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the LLC is to be carried.

                                                 Very truly yours,

Dated:       12/30/98                                /s/ Eric D. Hovde
      ----------------------------               -------------------------------
                                                 Managing Member(s)

                                                --------------------------------

                                                --------------------------------





Page 38 of 38 Pages